Thomas Weisel Partners LLC
One Montgomery Street, Suite 3700
San Francisco, CA 94104
April 19, 2010
Via Facsimile and EDGAR
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director

Re:	SPS Commerce, Inc. Registration Statement on Form S-1 File No. 333-163476
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters (the “Underwriters”), in connection with the offering pursuant to the above-captioned Registration Statement, hereby joins in the request of SPS Commerce, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Wednesday, April 21, 2010, or as soon thereafter as possible.
     The following information with respect to the distribution of the preliminary prospectus, dated April 2, 2010, is furnished pursuant to Rule 460 of the Act in connection with the foregoing request for acceleration of the effective date of the above-referenced Registration Statement. The approximate number of preliminary prospectuses, dated April 2, 2010, distributed between April 2, 2010 and April 19, 2010 is as follows:

Number of Copies	To Whom Distributed
1,742	Sent to Institutions
565	Sent to Individuals

2,307	Total
     The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Registration Statement.

Very truly yours,

Thomas Weisel Partners LLC

By: Name:	/s/ Keith Lister Keith Lister
Title:	Director, Head of Syndicate